UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
 (Amendment No. 20)

INTERLEUKIN GENETICS, INC.
(Name of Issuer)

Common Stock $.001 Par Value
(Title of Class of Securities)

458738101
(CUSIP Number)

Bryan Cave LLP One Metropolitan Square 211 North Broadway, Suite 3600 St. Louis, Missouri 63102 Attention: Robert J. Endicott Telephone (314) 259-2447
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 22, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. □

(Continued on the following pages)

_______________________
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS Pyxis Innovations Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) □

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

47,625,840
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

47,625,840
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,625,840
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.3%
14	TYPE OF REPORTING PERSON

CO

1	NAMES OF REPORTING PERSONS Alticor Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b) □

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

47,625,840
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

47,625,840
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,625,840
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.3%
14	TYPE OF REPORTING PERSON

HC

1	NAMES OF REPORTING PERSONS Solstice Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) □

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

47,625,840
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

47,625,840
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,625,840
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.3%
14	TYPE OF REPORTING PERSON

HC

1	NAMES OF REPORTING PERSONS Alticor Global Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) □

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

47,625,840
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

47,625,840
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,625,840
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.3%
14	TYPE OF REPORTING PERSON

HC

This Amendment No. 20 to Schedule 13D (this "Amendment No. 20") amends the initial Statement on Schedule 13D filed March 14, 2003 of Pyxis Innovations Inc. ("Pyxis"), Alticor Inc., Solstice Holdings Inc. (formerly known as Alticor Holdings Inc.) and Alticor Global Holdings Inc. (the "Initial Schedule 13D"), as amended by (1) Amendment No. 1 filed July 22, 2003 ("Amendment No. 1"), (2) Amendment No. 2 filed September 24, 2004 ("Amendment No. 2"), (3) Amendment No. 3 filed June 23, 2006 ("Amendment No. 3"), (4) Amendment No. 4 filed August 28, 2006 ("Amendment No. 4"), (5) Amendment No. 5 filed July 25, 2007 ("Amendment No. 5"), (6) Amendment No. 6 filed January 16, 2008 ("Amendment No. 6"), (7) Amendment No. 7 filed September 19, 2008 ("Amendment No. 7"), (8) Amendment No. 8 filed March 26, 2009 ("Amendment No. 8"), (9) Amendment No. 9 filed August 19, 2009 ("Amendment No. 9"), (10) Amendment No. 10 filed February 3, 2010 ("Amendment No. 10"), (11) Amendment No. 11 filed August 5, 2010 ("Amendment No. 11"), (12) Amendment No. 12 filed October 4, 2010 ("Amendment No. 12"), (13) Amendment No. 13 filed March 17, 2011 ("Amendment No. 13"), (14) Amendment No. 14 filed November 10, 2011 ("Amendment No. 14"), (15) Amendment No. 15, filed July 31, 2012 ("Amendment No. 15"), (16) Amendment No. 16, filed December 12, 2012 ( "Amendment No. 16"), (17) Amendment No. 17 filed May 31, 2013 ("Amendment No. 17"), (18) Amendment No. 18 filed January 7, 2015 ("Amendment No. 18") and (19) Amendment No. 19 filed August 25, 2016 ("Amendment No. 19").

Amendment No. 19, Amendment No. 18, Amendment No. 17, Amendment No. 16, Amendment, No. 15, Amendment No. 14, Amendment No. 13, Amendment No. 12, Amendment No. 11, Amendment No. 10, Amendment No. 9, Amendment No. 8, Amendment No. 7, Amendment No. 6, Amendment No. 5, Amendment No. 4, Amendment No. 3, Amendment No. 2, Amendment No. 1 and the Initial Schedule 13D are collectively referred to in this Amendment No. 20 as the "Previous Filings."  To the extent any item is superseded by a later filing, the later filing is operative and controlling.  As noted therein, Amendment No. 8 restated certain information previously included in the Initial Schedule 13D and Amendment No. 7, Amendment No. 6, Amendment No. 5, Amendment No. 4, Amendment No. 3, Amendment No. 2 and Amendment No. 1.  Except as otherwise set forth herein, this Amendment No. 20 does not modify any of the information previously reported in the Previous Filings.

Explanatory Note

This Amendment No. 20 is filed for the purpose of reporting (1) the resignation from the Board of Directors of the Issuer of one of the individuals as to which Pyxis had the right to designate as a member of the Board by the Issuer and (2) the amendment of the Securities Purchase Agreement, dated July 29, 2016, between the Issuer and various accredited investors (including Pyxis), pursuant to which Pyxis reduced its rights to appoint directors of the Issuer from two to one following such resignation, all as described further in Item 4 below.

Item 1.	Security and Issuer.

Name of Issuer:

Interleukin Genetics, Inc.

Title of Class of Equity Securities:

Common Stock $.001 Par Value

Address of Issuer's Principal Executive Office:

135 Beaver Street Waltham, MA 02452

Item 2.	Identity and Background.

The information set forth in this Item 2 replaces and supersedes the information contained in Item 2 of the Previous Filings.

Pyxis, a Delaware corporation, is an intermediary holding company that holds shares of the Issuer.  Pyxis has its principal place of business and office at 7575 Fulton Street East, Ada, Michigan 49355-0001.  It was formed in 2000.  During the last five years, Pyxis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, Pyxis has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Pyxis being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pyxis is a wholly-owned subsidiary of Alticor Inc.  Alticor Inc., a Michigan corporation, is engaged in the principal place of business, through its affiliates, of offering products, business opportunities, and manufacturing and logistics services in more than 80 countries and territories worldwide.  Alticor Inc. has its principal place of business and office at 7575 Fulton Street East, Ada, Michigan 49355-0001.  During the last five years, Alticor Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, Alticor Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Alticor Inc. being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Alticor Inc. is a wholly-owned subsidiary of Solstice Holdings Inc.  Solstice Holdings Inc., a Michigan corporation, is a holding company and has its principal place of business and office at 7575 Fulton Street East, Ada, Michigan 49355-0001.  Solstice Holdings Inc. was formed in 2002.  Solstice Holdings Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  Solstice Holdings Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Solstice Holdings Inc. being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Solstice Holdings Inc. became a wholly-owned subsidiary of Alticor Global Holdings Inc. on July 28, 2004.  Alticor Global Holdings Inc., a Delaware corporation, is a holding company and has its principal place of business and office at 7575 Fulton Street East, Ada, Michigan 49355-0001.  Alticor Global Holdings Inc. was formed in 2004.  Alticor Global Holdings Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  Alticor Global Holdings Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Alticor Global Holdings Inc. being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Alticor Global Holdings Inc. is owned by certain individuals, trusts, foundations and other entities established by or for the benefit of Richard M. DeVos and Jay Van Andel, the founders of Amway Corporation (now known as Alticor Inc.), and their families.

All directors and officers of Pyxis, Alticor Inc., Solstice Holdings Inc., and Alticor Global Holdings Inc. are referred to in this Schedule 13D as the "Directors and Officers."  The address for each of the Directors and Officers is 7575 Fulton Street East, Ada, Michigan 49355-0001.  During the last five years, to the best of our knowledge and belief, none of the Directors and Officers has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Each of the Directors and Officers is a citizen of the United States of America.

Pyxis Directors and Officers: Stephen A. Van Andel, Douglas L. DeVos, Michael A. Mohr and Jeffery C. Tuori are the members of the Board of Directors of Pyxis (the "Board").  Stephen A. Van Andel's present occupation is the Chairman of Pyxis, Alticor Inc. (his employer), Solstice Holdings Inc. and Alticor Global Holdings Inc.  Douglas L. DeVos' present occupation is the President of Pyxis, Alticor Inc. (his employer), Solstice Holdings Inc. and Alticor Global Holdings Inc.  Jeffery C. Tuori is the Treasurer of Pyxis, Treasurer of Alticor Inc. (his employer), and Controller of Solstice Holdings Inc.  Michael A. Mohr's title is Secretary of Pyxis and he holds the positions of Vice President, Secretary and Chief Legal Officer of Alticor Inc. (his employer), Secretary, Chief Legal Officer and General Counsel of Alticor Global Holdings Inc., and Vice President and Secretary of Solstice Holdings Inc. Stephen A. Van Andel, Douglas L. DeVos, Roger C. Colman, William R. Payne, Michael A. Mohr, Jeffery C. Tuori, Jeffrey T. Gray, Jill M. Beckman, Joseph M. Landstra, Kathy J. Commee, Leanne M. Lee, and Rainey S. Repins are officers of Pyxis. Roger C. Colman's title is Vice President of Pyxis and Vice President – Acquisitions for Alticor Inc. (his employer). William R. Payne is Vice President of Pyxis, Vice Chairman and Chief of Staff for Alticor Global Holdings Inc. and is Chief of Staff for Alticor Inc. (his employer). Jeffrey T. Gray is Assistant Secretary of Alticor Inc. (his employer), Solstice Holdings Inc., and Pyxis. Jill M. Beckman is Assistant Secretary of Alticor Global Holdings Inc., Alticor Inc. (her employer), and Pyxis. Joseph M. Landstra is Assistant Treasurer for Pyxis and Director and Assistant Treasurer for Alticor Inc. (his employer). Kathy J. Commee is Assistant Treasurer of Alticor Global Holdings Inc., Alticor Inc. (her employer), Solstice Holdings Inc., and Pyxis. Leanne M. Lee is Assistant Treasurer of Alticor Global Holdings Inc., Alticor Inc. (her employer), Solstice Holdings Inc., and Pyxis. Rainey S. Repins is Assistant Secretary for Alticor Inc. (her employer), Solstice Holdings Inc., and Pyxis.

Alticor Inc. Directors and Officers: Stephen A. Van Andel and Douglas L. DeVos are the members of the Board of Directors of Alticor Inc.  Stephen A. Van Andel's present occupation is Chairman of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis. Douglas L. DeVos' present occupation is President of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis.  Stephen A. Van Andel, Douglas L. DeVos, Michael A. Mohr, Kelly K. Savage, William R. Payne, Robert P. Hunter, Richard M. DeVos, Mark A. Stevens, Jeffery C. Tuori, Cheon Kim, Jeffrey T. Gray, Jill M. Beckman, Kathy J. Commee, Leanne M. Lee, Lisa A. Smith, Rainey S. Repins, and Michael J. Cazer are officers of Alticor Inc.  Michael A. Mohr's title is Secretary of Pyxis and he holds the positions of Vice President, Secretary and Chief Legal Officer of Alticor Inc. (his employer), Secretary, Chief Legal Officer and General Counsel of Alticor Global Holdings Inc., and Vice President and Secretary of Solstice Holdings Inc.  Kelly K. Savage's titles are Vice President and Chief Human Resources Officer of Alticor Inc. (her employer), and Chief Human Resources Officer of Alticor Global Holdings Inc.  William R. Payne is Vice President of Pyxis, Vice Chairman and Chief of Staff for Alticor Global Holdings Inc. and is Chief of Staff for Alticor Inc. (his employer).  Robert P. Hunter is the Vice President of Alticor Inc. and Vice President of Global Engineering, Facilities Management and Real Estate for Access Business Group LLC (his employer). Richard M. DeVos is President Emeritus of Alticor Inc. (his employer) and Alticor Global Holdings Inc. Mark A. Stevens is Chief Financial Officer of Alticor Inc. (his employer) and the Chief Financial Officer and Treasurer for Alticor Global Holdings Inc. Jeffery C. Tuori is the Treasurer of Pyxis, Treasurer of Alticor Inc. (his employer), and Controller of Solstice Holdings Inc. Cheon Kim is Assistant Secretary of Alticor Global Holdings Inc., Alticor Inc. (his employer), and Solstice Holdings Inc. Jeffrey T. Gray is Assistant Secretary of Alticor Inc. (his employer), Solstice Holdings Inc., and Pyxis. Jill M. Beckman is Assistant Secretary of Alticor Global Holdings Inc., Alticor Inc. (her employer), and Pyxis. Kathy J. Commee is Assistant Treasurer of Alticor Global Holdings Inc., Alticor Inc. (her employer), Solstice Holdings Inc., and Pyxis. Leanne M. Lee is Assistant Treasurer of Alticor Global Holdings Inc., Alticor Inc. (her employer), Solstice Holdings Inc., and Pyxis. Lisa A. Smith is Assistant Secretary for Alticor Inc. (her employer). Rainey S. Repins is Assistant Secretary for Alticor Inc. (her employer), Solstice Holdings Inc., and Pyxis. Michael J. Cazer is the Chief Operating Officer for Alticor Global Holdings Inc. and Chief Operating Officer and Treasurer for Alticor Inc. (his employer).

Solstice Holdings Inc. Directors and Officers:  Stephen A. Van Andel and Douglas L. DeVos are the members of the Board of Directors of Solstice Holdings Inc.  Stephen A. Van Andel is the Chairman of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis.  Douglas L. DeVos is President of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis.  Stephen A. Van Andel, Douglas L. DeVos, Michael A. Mohr, Jeffery C. Tuori, Nicholas J. Thole, Cheon Kim, Jeffrey T. Gray, Kathy J. Commee, Leanne M. Lee, Rainey S. Repins are officers of Solstice Holdings Inc.  Michael A. Mohr's title is Secretary of Pyxis and he holds the positions of Vice President, Secretary and Chief Legal Officer of Alticor Inc. (his employer), Secretary, Chief Legal Officer and General Counsel of Alticor Global Holdings Inc., and Vice President and Secretary of Solstice Holdings Inc. Jeffery C. Tuori is the Treasurer of Pyxis, Treasurer of Alticor Inc. (his employer), and Controller of Solstice Holdings Inc. Nicholas J. Thole is Treasurer of Solstice Holdings Inc., and Vice President of Internal Audit for Alticor Inc. (his employer). Cheon Kim is

Assistant Secretary of Alticor Global Holdings Inc., Alticor Inc. (his employer), and Solstice Holdings Inc. Jeffrey T. Gray is Assistant Secretary of Alticor Inc. (his employer), Solstice Holdings Inc., and Pyxis. Kathy J. Commee is Assistant Treasurer of Alticor Global Holdings Inc., Alticor Inc. (her employer), Solstice Holdings Inc., and Pyxis. Leanne M. Lee is Assistant Treasurer of Alticor Global Holdings Inc., Alticor Inc. (her employer), Solstice Holdings Inc., and Pyxis. Rainey S. Repins is Assistant Secretary for Alticor Inc. (her employer), Solstice Holdings Inc., and Pyxis.

Alticor Global Holdings Inc. Directors and Officers:  Richard M. DeVos, Stephen A. Van Andel, Douglas L. DeVos, Daniel G. DeVos, Suzanne Cheryl DeVos, David L. Van Andel, Barbara Van Andel-Gaby, Michael L. Ducker, Emmanuel A. Kampouris and Allen R. Weiss are the members of the Board of Directors of Alticor Global Holdings Inc.  Richard M. DeVos' present occupation is President Emeritus of Alticor Inc. and Alticor Global Holdings Inc.  Stephen A. Van Andel's present occupation is Chairman of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis.  Douglas L. DeVos' present occupation is President of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis.  Daniel G. DeVos' present occupation is President and CEO of DP Fox Ventures, LLC, a diversified management company located in Grand Rapids, Michigan. Daniel G. DeVos is also chair of the Orlando Magic of the National Basketball Association, and President and CEO of the Grand Rapids Griffins of the American Hockey League (AHL). Suzanne Cheryl DeVos is a director of RDV Corporation and Executive Vice Chairwoman of RDV Sports which owns the Orlando Magic of the National Basketball Association.  Suzanne Cheryl DeVos is actively involved in community organizations in the Grand Rapids, Michigan and Orlando, Florida areas.  David L. Van Andel is Chairman of IdeaSphere Inc., a company involved in the ideation and development of health and organic products and services.  David L. Van Andel is also Chairman and CEO of the Van Andel Institute for Education and Medical Research in Grand Rapids, which conducts biomedical research and promotes science education and science-related professions.  Barbara Van Andel-Gaby is trustee of the Richard and Barbara Gaby Foundation after retiring from her position as CEO of Peter Island Resorts in 2006. In addition to funding several charitable organizations, the Gaby Foundation founded the Center for Policy Studies at the Georgia Family Council. Michael L. Ducker presently serves as an outside director.  Mr. Ducker's present occupation is President and Chief Executive Officer for FedEx Freight, providing strategic direction for the Corporation's less-than-truckload (LTL) companies throughout North America and for FedEx Custom Critical, a leading carrier of time-sensitive, critical shipments. Emmanuel A. Kampouris presently serves as an outside director.  Mr. Kampouris retired as Chairman, Chief Executive Officer and President of the New Jersey-based American Standard Companies, Inc., a leading global competitor with technologically advanced products in the air conditioning systems, bathroom and kitchen fixtures and fittings, and vehicle control systems markets. Allen R. Weiss presently serves as an outside director.  Allen R. Weiss retired in 2011 from his position as President of Worldwide Operations for the Walt Disney Parks and Resorts business of The Walt Disney Company, and is currently a member of the board of directors of Apollo Group, Inc., Dick's Sporting Goods, Inc., Great Wolf Resorts and a National Board Member for the Stanford-Burnham Medical Research Institute.  The executive officers of Alticor Global Holdings Inc. include Douglas L. DeVos, Stephen A. Van Andel, Richard M. DeVos, William R. Payne, Mark A. Stevens, Kelly K. Savage, Michael A. Mohr, Michael P. Nelson, Candace S. Matthews, John P. Parker, George D. Calvert, James B. Payne, Michael J. Cazer, Samir Behl, Alex Yeung, Su Jung Bae, Mark R. Beiderwieden, Gan Chee Eng, Cheon Kim, Jill M. Beckman, Kathy J. Commee, and Leanne M. Lee. Douglas A. DeVos, Stephen A. Van Andel, and Richard M. DeVos' present occupations are listed above with the Directors. William R. Payne is Vice Chairman and Chief of Staff for Alticor Global Holdings Inc., Vice President of Pyxis, and Chief of Staff for Alticor Inc. (his employer). Mark A. Stevens is Chief Financial Officer and Treasurer for Alticor Global Holdings Inc. and Chief Financial Officer for Alticor Inc. (his employer). Kelly K. Savage is Chief Human Resources Officer for Alticor Global Holdings Inc. and Vice President and Chief Human Resources Officer for Alticor Inc. (her employer). Michael A. Mohr is Chief Legal Officer, General Counsel and Secretary for Alticor Global Holdings Inc., Vice President and Secretary of Solstice Holdings Inc., and Vice President, Secretary and Chief Legal Officer of Alticor Inc. (his employer). Michael P. Nelson is Chief Administrative Officer for Alticor Global Holdings Inc. and the Chief Administrative Officer for Alticor Inc. (his employer). Candace S. Matthews is the Regional President – Americas for Alticor Global Holdings Inc. and the Regional President – Americas for Amway International Inc. (her employer).  John P. Parker is the Chief Sales Officer for Alticor Global Holdings Inc. and Amway International Inc. (his employer).  George D. Calvert is Chief Supply Chain and R&D Officer for Alticor Global Holdings, and the Executive Vice President and Chief Operating Officer for Access Business Group LLC (his employer).  James B. Payne is Vice Chairman for Alticor Global Holdings Inc. and holds the position of Executive Vice President with Amway International Inc. (his employer).  Michael J. Cazer is the Chief Operating Officer for Alticor Global Holdings Inc. and Chief Operating Officer and Treasurer for Alticor Inc. (his employer). Samir Behl is the Regional President - Europe, India and Africa for Alticor Global Holdings Inc. and Amway Global Services Inc. (his employer). Alex Yeung is the Chief Information Officer of Alticor Global Holdings Inc. and Amway China Co. Ltd. (his employer). Su Jung Bae is the Chief Marketing Officer for Alticor Global Holdings Inc. and Amway Korea, Ltd. (her employer). Mark R. Beiderwieden is the Regional President – Asia Pacific for Alticor Global Holdings Inc. and Amway GmbH (his employer). Gan Chee Eng is the Regional President - Greater China of Alticor Global Holdings Inc. and

Amway China Co. Ltd. (his employer). Cheon Kim is Assistant Secretary of Alticor Global Holdings Inc., Alticor Inc. (his employer), and Solstice Holdings Inc. Jill M. Beckman is Assistant Secretary of Alticor Global Holdings Inc., Alticor Inc. (her employer), and Pyxis. Kathy J. Commee is Assistant Treasurer of Alticor Global Holdings Inc., Alticor Inc. (her employer), Solstice Holdings Inc., and Pyxis. Leanne M. Lee is Assistant Treasurer of Alticor Global Holdings Inc., Alticor Inc. (her employer), Solstice Holdings Inc., and Pyxis.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 3 of Amendment Nos. 8, 9, 10, 12, 14, 15 and 19 is incorporated herein by reference.
Item 4.	Purpose of Transaction.

The information set forth in Item 4 of Amendment Nos. 8, 15, 16, 17, 18 and 19 is incorporated herein by reference.

(d) On July 29, 2016, the Issuer entered into a Securities Purchase Agreement (the "2016 Purchase Agreement") with various accredited investors (the "Purchasers"), pursuant to which the Issuer sold securities to the Purchasers in a private placement transaction (the "Offering"). Under the terms of the 2016 Purchase Agreement, following the Offering the number of persons which was to constitute the entire Board of the Issuer was to remain at eight, and Pyxis retained the right to designate two of the eight directors.  Under the 2016 Purchase Agreement, Joseph M. Landstra remained as a Class I director with a term ending at the 2016 annual meeting of stockholders and Roger C. Colman remained as a Class III director with a term ending at the 2018 annual meeting of stockholders.  Under the 2016 Purchase Agreement, for so long as Pyxis has the right to designate director designees, the Issuer's board is required appoint one of Pyxis's designees to the Audit Committee.  Mr. Landstra serves on the Audit Committee as the Pyxis designee thereto.

On December 22, 2016, Mr. Colman informed the Issuer of his decision to resign from the Board of the Issuer effective as of close of business on December 30, 2016.  Under the terms of the 2016 Purchase Agreement, Pyxis had the right to appoint a successor to replace Mr. Colman as its designee to the Board. Pyxis has, however, irrevocably waived its right under the Agreement to designate this representative to be nominated for election to the Board and to replace any such designated Board member in the event such Board member ceases to serve as a director for any reason. Pyxis retains the right to appoint a Class I director and have such designee appointed to the Audit Committee.  Mr. Landstra will remain as the Pyxis designee as the Class I director and member of the Audit Committee.

Item 5.	Interest in Securities of the Issuer.

(a) Pyxis beneficially owns 47,625,840 shares of the Issuer's Common Stock, which is approximately 20.3% of the sum of (i) the number of the Issuer's Common Stock that was outstanding as of November 11, 2016 (as reported in the Issuer's most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission) plus (ii) the number of shares that would have been outstanding upon exercise of all of the Warrants issued to Pyxis in the Offering and held by Pyxis as of November 11, 2016 (as further described below).
          Alticor Inc., Solstice Holdings Inc., and Alticor Global Holdings Inc. may be deemed to beneficially own the same 47,625,840 shares of the Issuer's Common Stock.
The number of shares reported in this Item 5(a) includes (i) 42,595,659 shares of Common Stock owned directly by Pyxis and (ii) 5,030,181 shares of Common Stock issuable to Pyxis upon exercise of the Warrants issued to it in the Offering, in each case as of November 11, 2016.  In determining Pyxis' beneficial ownership percentage above, a division calculation is used wherein 47,625,840 is the numerator and the denominator is equal to the sum of: (x) 229,381,059 shares of the Issuer's Common Stock outstanding as of November 11, 2016, as reported in its most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission, and (y) 5,030,181 shares of Common Stock issuable to Pyxis upon exercise of such Warrants. In addition, these calculations assume no outstanding warrants, options or other rights to obtain Common Stock have been exercised by their holders except for the exercise of the Warrants by Pyxis as described herein or as otherwise indicated by the Issuer.

None of the other persons named in Item 2 of this Amendment No. 20 is the beneficial owner of the Common Stock except to the extent beneficial ownership of shares owned by Pyxis may be attributed to such person.
(b) Pyxis holds the sole power to vote and dispose of the securities of Issuer that it holds.  Alticor Inc., Solstice Holdings Inc., and Alticor Global Holdings Inc. have the power to direct the voting and disposition of the securities of the Issuer held by Pyxis by virtue of their direct or indirect control of Pyxis.
(c) None

(d) Not applicable

(e) Not applicable

The responses to (a) of this Item 5 are "Not Applicable" for the Directors and Officers named in Item 2 of this Amendment No. 20.  The responses to paragraph (b) and (c) of this Item 5 are "Not Applicable" and "None", respectively, for Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc., and the Directors and Officers named in Item 2 of this Amendment No. 20.

In addition, the information included in Item 4 above is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 6 of Amendment No. 8 and in Item 4 of Amendment Nos. and 9, 10, 11, 12, 13, 17 and 19 is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.
Item 7 is hereby amended and restated in its entirety as follows:

The following exhibits are filed as exhibits hereto:

Number Description
99.1
(i)  Stock Purchase Agreement, dated March 5, 2003, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed on March 5, 2003).

(ii)  Amendment No. 1 to Stock Purchase Agreement, dated May 20, 2003, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed on May 30, 2003).

(iii)  Second Amendment to Stock Purchase Agreement, dated March 5, 2005, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.41 to the Issuer's Form 10-K for the year ended December 31, 2004).

(iv)
  Third Amendment to Stock Purchase Agreement, dated June 29, 2012, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.5 to the Issuer's Form 8-K filed on July 2, 2012).

99.2
(i)  Stock Purchase Agreement, dated August 17, 2006, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.12 to Amendment No. 4 filed August 28, 2006).

(ii)  First Amendment to Stock Purchase Agreement, dated August 12, 2008, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.14 to Amendment No. 7 filed September 19, 2008).

      (iii)  Second Amendment to Stock Purchase Agreement, dated March 10, 2009, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.3(iii) to Amendment No. 8 filed March 26, 2009).

99.3
(i)  Exclusive License Agreement, dated March 5, 2003, between Interleukin Genetics, Inc. and Access Business Group International LLC (hereby incorporated by reference to Exhibit 10.7 to the Issuer's Form 8-K filed on March 5, 2003).

(ii)  *First Amendment to Exclusive License Agreement, dated September 1, 2008, between Interleukin Genetics, Inc. and Access Business Group International LLC (hereby incorporated by reference to Exhibit 99.16 to Amendment No. 7 filed September 19, 2008).

99.4
Common Stock Purchase Agreement, dated May 17, 2013, by and between the Issuer and the Purchasers (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on May 20, 2013).

99.5
Registration Rights Agreement, dated May 17, 2013, by and among Interleukin and the Purchasers, Pyxis Innovations Inc., Delta Dental Plan of Michigan, Inc. and BTIG, LLC (hereby incorporated by reference to Exhibit 10.2 to the Issuer's Form 8-K filed on May 20, 2013).

99.6
Securities Purchase Agreement, dated July 29, 2016, by and among the Issuer and the Purchasers (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on August 1, 2016).

99.7
Registration Rights Agreement, dated July 29, 2016, by and among the Issuer and the Purchasers (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed on August 1, 2016).

99.8
Joint Filing Agreement dated September 24, 2004 between Pyxis Innovations Inc., Alticor Inc., Solstice Holdings Inc. (formerly known as Alticor Holdings Inc.), and Alticor Global Holdings Inc. (hereby incorporated by reference to Exhibit 99.9 to Amendment No. 2 filed on September 24, 2004).

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* Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the SEC.

* * * * *

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2017	PYXIS INNOVATIONS INC.

By: /s/ Rainey S. Repins
Rainey S. Repins, Assistant Secretary

Dated: January 5, 2017	ALTICOR INC.

By: /s/ Cheon Kim
Cheon Kim, Assistant Secretary

Dated: January 5, 2017	SOLSTICE HOLDINGS INC.

By: /s/ Cheon Kim
Cheon Kim, Assistant Secretary

Dated: January 5, 2017	ALTICOR GLOBAL HOLDINGS INC.

By: /s/ Cheon Kim
Cheon Kim, Assistant Secretary

EXHIBIT INDEX

Number Description
99.1
(i)  Stock Purchase Agreement, dated March 5, 2003, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed on March 5, 2003).

(ii)  Amendment No. 1 to Stock Purchase Agreement, dated May 20, 2003, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed on May 30, 2003).

(iii)  Second Amendment to Stock Purchase Agreement, dated March 5, 2005, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.41 to the Issuer's Form 10-K for the year ended December 31, 2004).

(iv)
  Third Amendment to Stock Purchase Agreement, dated June 29, 2012, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.5 to the Issuer's Form 8-K filed on July 2, 2012).

99.2
(i)  Stock Purchase Agreement, dated August 17, 2006, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.12 to Amendment No. 4 filed August 28, 2006).

(ii)  First Amendment to Stock Purchase Agreement, dated August 12, 2008, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.14 to Amendment No. 7 filed September 19, 2008).

      (iii)  Second Amendment to Stock Purchase Agreement, dated March 10, 2009, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.3(iii) to Amendment No. 8 filed March 26, 2009).

99.3
(i)  Exclusive License Agreement, dated March 5, 2003, between Interleukin Genetics, Inc. and Access Business Group International LLC (hereby incorporated by reference to Exhibit 10.7 to the Issuer's Form 8-K filed on March 5, 2003).

(ii)  *First Amendment to Exclusive License Agreement, dated September 1, 2008, between Interleukin Genetics, Inc. and Access Business Group International LLC (hereby incorporated by reference to Exhibit 99.16 to Amendment No. 7 filed September 19, 2008).

99.4
Common Stock Purchase Agreement, dated May 17, 2013, by and between the Issuer and the Purchasers (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on May 20, 2013).

99.5
Registration Rights Agreement, dated May 17, 2013, by and among Interleukin and the Purchasers, Pyxis Innovations Inc., Delta Dental Plan of Michigan, Inc. and BTIG, LLC (hereby incorporated by reference to Exhibit 10.2 to the Issuer's Form 8-K filed on May 20, 2013).

99.6
Securities Purchase Agreement, dated July 29, 2016, by and among the Issuer and the Purchasers (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on August 1, 2016).

99.7
Registration Rights Agreement, dated July 29, 2016, by and among the Issuer and the Purchasers (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed on August 1, 2016).

99.8
Joint Filing Agreement dated September 24, 2004 between Pyxis Innovations Inc., Alticor Inc., Solstice Holdings Inc. (formerly known as Alticor Holdings Inc.), and Alticor Global Holdings Inc. (hereby incorporated by reference to Exhibit 99.9 to Amendment No. 2 filed on September 24, 2004).

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* Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the SEC.